Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Fax:*	*1 202 772 92 07*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	*11 March 2008*	*No of sheets:*	5

SUPPL

NI/13/2008

In accordance with §86 section 1 point 3 of the Decree of the Minister of Finance dated October 19, 2005 - Journal of Law No 209, item 1744, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Annual Report for 2007.

Herein, are presented only the balance sheet, income statement, statement of changes in equity and cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Annual Report for 2007 by express mail shortly.

Sincerely

WICEPREZES ZARZĄDU
Marek Fusiński

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

3/19

(amounts in tables in thousands zlotys, unless otherwise stated)

Balance sheet

	Note	At 31 December 2007	31 December 2006
Assets			
Non-current assets			
Property, plant and equipment	4	4 832 630	4 378 301
Intangible assets	5	74 830	75 424
Shares in subsidiaries	6	1 803 390	1 683 209
Investments in associates	6	438 559	438 559
Deferred tax assets	17	160 781	289 997
Available-for-sale financial assets	7	32 935	87 864
Derivative financial instruments	8	33 395	17 016
Trade and other receivables	9	11 012	46 734
		7 387 532	**7 017 104**
Current assets			
Inventories	10	1 603 487	1 638 271
Trade and other receivables	9	772 279	1 220 583
Derivative financial instruments	8	81 444	282 043
Cash and cash equivalents	11	2 534 995	2 093 436
		4 992 205	**5 234 333**
TOTAL ASSETS		**12 379 737**	**12 251 437**
Equity and liabilities			
EQUITY			
Share capital	12	2 000 000	7 413 573
Registered share capital		2 000 000	2 000 000
Share capital from revaluation due to hyperinflation		-	5 413 573
Other reserves	13	13 783	(431 526)
Retained earnings	14	6 952 166	1 133 767
TOTAL EQUITY		**8 965 949**	**8 115 814**
LIABILITIES			
Non-current liabilities			
Trade and other payables	15	6 305	6 522
Borrowings and finance lease liabilities	16	20 319	29 552
Derivative financial instruments	8	3 087	1 486
Liabilities due to employee benefits	18	853 096	803 875
Provisions for other liabilities and charges	19	556 589	479 911
		1 439 396	**1 321 346**
Current liabilities			
Trade and other payables	15	1 466 948	1 457 647
Borrowings and finance lease liabilities	16	8 612	10 808
Current tax liabilities		343 022	400 846
Derivative financial instruments	8	14 335	837 093
Liabilities due to employee benefits	18	66 199	63 234
Provisions for other liabilities and charges	19	75 276	44 649
		1 974 392	**2 814 277**
TOTAL LIABILITIES		**3 413 788**	**4 135 623**
TOTAL EQUITY AND LIABILITIES		**12 379 737**	**12 251 437**

(amounts in tables in thousands zlotys, unless otherwise stated)

Exemption number 82 4639

Income statement

		For the period	
CONTINUED ACTIVITIES	**Note**	**from 1 January 2007 to 31 December 2007**	**from 1 January 2006 to 31 December 2006**
Sales	20	12 183 113	11 669 730
Cost of sales	21	(6 617 286)	(6 932 281)
Gross profit		**5 565 827**	**4 737 449**
Selling costs	21	(77 572)	(80 107)
Administrative expenses	21	(608 507)	(518 814)
Other operating income	23	458 037	607 767
Other operating costs	24	(655 751)	(343 699)
Operating profit		**4 682 034**	**4 402 596**
Finance costs - net	25	(26 504)	(22 551)
Profit before income tax		**4 655 530**	**4 380 045**
Income tax expense	26	(856 704)	(775 057)
Profit for the period		**3 798 826**	**3 604 988**
Earnings per share during the period (in PLN per share)	27		
- basic		18.99	18.02
- diluted		18.99	18.02

(amounts in tables in thousands zlotys, unless otherwise stated)

Exemption number 82 4639

Statement of changes in equity

	Note	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2006		**7 413 573**	**(796 709)**	**(471 221)**	**6 145 643**
Fair value losses on available-for-sale financial assets		-	(7 069)	-	**(7 069)**
Impact of cash flow hedging valuation	31	-	467 184	-	**467 184**
Deferred tax	17	-	(94 932)	-	**(94 932)**
Total income/(expenses) recognised directly in equity		-	**365 183**	-	**365 183**
Profit for the period		-	-	3 604 988	**3 604 988**
Total recognised income/(expenses)		-	**365 183**	**3 604 988**	**3 970 171**
Dividend for 2005	28			(2 000 000)	(2 000 000)
At 31 December 2006		**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
At 1 January 2007		**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Fair value losses on available-for-sale financial assets		-	(5 697)	-	(5 697)
Impact of cash flow hedging valuation	31	-	567 423	-	567 423
Deferred tax	17	-	(116 417)	-	(116 417)
Total income/(expenses) recognised directly in equity		-	**445 309**	-	**445 309**
Profit for the period		-	-	3 798 826	3 798 826
Total recognised income/(expenses)			**445 309**	**3 798 826**	**4 244 135**
Dividend for 2006	28	-	-	(3 394 000)	(3 394 000)
Settlement of share capital revaluation due to hyperinflation	12	(5 413 573)	-	5 413 573	-
At 31 December 2007		**2 000 000**	**13 783**	**6 952 166**	**8 965 949**

(amounts in tables in thousands zlotys, unless otherwise stated)

Cash flow statement

	Note	For the period from 1 January 2007 to 31 December 2007	For the period from 1 January 2006 to 31 December 2006
Cash flow from operating activities			
Cash generated from operating activities	29	5 358 051	3 339 358
Income tax paid		(901 729)	(779 311)
Net cash generated from operating activities		**4 456 322**	**2 560 047**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(79 440)	(20 040)
Proceeds from sale of shares in subsidiaries		10 052	-
Purchase of property, plant and equipment and intangible assets		(845 596)	(674 905)
Proceeds from sale of property, plant and equipment and intangible assets	29	8 378	3 219
Purchase of held-to-maturity investments		(41 846)	-
Proceeds from sale of held-to-maturity investments		42 200	200 000
Purchase of available-for-sale financial assets		(200 003)	(50 000)
Proceeds from sale of available-for-sale financial assets		267 412	21 813
Loans granted		(2 268)	(4 430)
Repayments of loans		10 326	6 804
Interest received		496	5 809
Dividends received		270 363	469 598
Other investment expenses		(6 217)	(3 512)
Net cash used in investing activities		**(566 143)**	**(45 644)**
Cash flow from financing activities			
Repayments of loans and borrowings		(6 000)	(35 227)
Payments of liabilities due to finance leases		(4 795)	(7 028)
Interest paid		(755)	(2 282)
Dividends paid to shareholders		(3 394 000)	(2 000 000)
Net cash used in financing activities		**(3 405 550)**	**(2 044 537)**
Total net cash flow		**484 629**	**469 866**
Exchange gains/(losses) on cash and cash equivalents		(43 070)	14 115
Movements in cash and cash equivalents		**441 559**	**483 981**
Cash and cash equivalents at beginning of the period	11	**2 093 436**	**1 609 455**
Cash and cash equivalents at end of the period	11	**2 534 995**	**2 093 436**
including restricted cash and cash equivalents		2 597	-

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 MAR 18 A 8:45

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	4 March 2008	No of sheets:	1

SUPPL

Current report 15/2008

The Management Board of KGHM Polska Miedź S.A. hereby announces that it will propose to the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. payout of a dividend for financial year 2007 of PLN 1 100 000 000, i.e. PLN 5.50 per share.

The recommended amount of the dividend payout is based on the following assumptions:

- given a decision passed on a dividend payout for the years 2005 and 2006 respectively of 87% and 100% of earned profit, a decrease is assumed in the dividend payout ratio from 53% (per the approved Dividend policy) to 29%,
- the investment plan to be realised in 2008 and subsequent years,
- the capital management policy.

The above proposal of the Management Board must be evaluated by the Supervisory Board of the Company before it is submitted to the Ordinary General Shareholders' Meeting.

A final decision respecting the distribution of the profit of KGHM Polska Miedź S.A. for financial year 2007 will be made by the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.

Legal basis: §39, sec. 1 point 7 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

WICEPREZES ZARZĄDU
Marek Fusiński

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

END